EXHIBIT 2


                GERDAU AMERISTEEL ANNOUNCES EARLY ADOPTION OF NEW
                 ACCOUNTING STANDARD FOR CANADIAN GAAP PURPOSES


TORONTO, MARCH 29, 2004 -- Gerdau Ameristeel Corporation (TSX: GNA.TO) announced that it has early adopted the recommendation of the Canadian Institute of Chartered Accountants (CICA Handbook Section 3860-20A) relating to the accounting treatment of the Company's 6.5% convertible debentures due in April 2007.

The recommendations specify that securities that can be settled for common stock be accounted for as debt rather than equity, and this practice makes accounting for these securities consistent under both Canadian and US GAAP. The Company's decision to adopt the recommendations early for its Canadian GAAP financial statements is consistent with its plan to use primarily US GAAP for 2004 public financial reporting.

The Company's filings for the year ended December 31, 2003, will reflect the early adoption and account for the 6.5% convertible debentures as debt and interest on the debentures as interest expense instead of as a charge to retained earnings. As a result, 2003 net income and earnings per share under Canadian GAAP will be revised from a loss of $16.5 million, or $0.08 cents per share, to a loss of $20.7 million, or $0.11 cents per share, respectively. Net income and earnings per share under US GAAP remain unchanged. All figures are in U.S. dollars.

The financial information in this press release amends the information in our press release dated January 28, 2004. Our annual report, which will be mailed soon, will reflect this revision. At the same time, the financial information will be filed on SEDAR and will be available on the Company's Web site www.gerdauameristeel.com.

ABOUT GERDAU AMERISTEEL
Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 6.8 million tons of mill finished steel products. Through its vertically integrated network of 11 minimills (including one 50%-owned minimill), 13 scrap recycling facilities and 32 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern half of North America. The company's products are generally sold to steel service centers, fabricators, or directly to original equipment manufacturers for use in a variety of industries, including construction, automotive, mining and equipment manufacturing. Gerdau Ameristeel's common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO For additional information, visit www.gerdauameristeel.com.

FOR MORE INFORMATION PLEASE CONTACT:

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Phillip E. Casey                      Tom J. Landa
President & CEO                       Vice President and Chief Financial Officer
Gerdau Ameristeel                     Gerdau Ameristeel
(813) 207-2225                        (813) 207-2300
pcasey@gerdauameristeel.com           tlanda@gerdauameristeel.com
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